Filed pursuant to Rule 433
Registration number 333-157822
June 14, 2010

NEWS RELEASE

Lincoln Financial Group Announces Plan to Repay
U.S. Treasury Investment
Proceeds of Capital Raise to Fund CPP Repayment and Life Reserve Financing

Philadelphia, PA, June 14, 2010 - Lincoln Financial Group (NYSE:LNC) today announced that, after consultation with the Office of Thrift Supervision, it is conducting a public offering of equity and debt securities as part of a plan to fully repurchase the $950 million of Lincoln Financial’s preferred shares issued to the U.S. Treasury under the Treasury’s Capital Purchase Program (CPP).  The offerings announced today will consist of $335 million of common stock and up to $750 million of senior notes.

Lincoln Financial intends to repurchase the $950 million of preferred shares with net proceeds from a $335 million common stock offering, net proceeds from a $250 million senior notes offering and cash currently held at the holding company.  In addition, net proceeds from a senior notes offering of up to $500 million will be used as part of a long-term financing solution supporting universal life reserves of Lincoln Financial’s insurance subsidiaries.

"We appreciate the critical role the government and the American taxpayers have played in stabilizing the financial markets and we are pleased to announce a plan to repurchase Treasury's investment sooner than originally anticipated," said Dennis R. Glass, president and chief executive officer. "Lincoln Financial always viewed this investment as temporary capital and intended to return it as soon as it was prudent."

"As we have said, we ended the year in a strong capital position, and our first quarter results reflected the strength of our business model.  The repurchase of the CPP preferred shares combined with securing long term financing for a portion of our life insurance reserves completes a series of capital initiatives in support of our strong ratings and gives us additional financial flexibility as we look to invest in our core businesses."

The company plans to use a portion of the net proceeds of the offerings to repurchase the Treasury’s preferred shares once it has received approval to do so.  Following the repayment, the U.S. Treasury Department will continue to hold warrants to purchase approximately 13 million shares of Lincoln Financial’s common stock at an exercise price of $10.92 per share.  The company does not intend to repurchase the warrants.

The underwriters will have a 30-day option to purchase up to an additional 15 percent of the offered amount of common stock from the company.

About the Offering

J.P. Morgan will serve as Global Coordinator for the offerings. Additionally, Credit Suisse, Morgan Stanley and Wells Fargo Securities will act as joint book-running managers for the equity offering and BofA Merrill Lynch, Deutsche Bank Securities and US Bancorp will act as joint book-running managers for the debt offering.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offerings to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the offerings.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offerings will arrange to send you the base prospectus and prospectus supplement (i) for the equity offering if you request them from J.P. Morgan Securities Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Attention: Prospectus Department, or by calling 866-803-9204 and (ii) for the senior notes offering, once filed, if you request them by calling J.P. Morgan Securities Inc., High Grade Syndicate Desk collect at 212-834-4533.

About Lincoln Financial

Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. With headquarters in the Philadelphia region, the companies of Lincoln

Financial Group had assets under management of $146 billion as of March 31, 2010. Through its affiliated companies, Lincoln Financial Group offers: annuities; life, group life and disability insurance; 401(k) and 403(b) plans; savings plans; and comprehensive financial planning and advisory services.

Contacts:	Jim Sjoreen	Laurel O’Brien
	484 583-1420	484 583-1735
	Investor Relations	Media Relations
	Investorrelations@LFG.com	mediarelations@LFG.com

Forward Looking Statements — Cautionary Language

Certain statements made in these materials and in other written or oral statements made by Lincoln or on Lincoln's behalf are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 ("PSLRA"). A forward-looking statement is a statement that is not a historical fact and, without limitation, includes any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like: "believe", "anticipate", "expect", "estimate", "project", "will", "shall" and other words or phrases with similar meaning in connection with a discussion of future operating or financial performance. In particular, these include statements relating to future actions, trends in Lincoln's businesses, prospective services or products, future performance or financial results, and the outcome of contingencies, such as legal proceedings. Lincoln claims the protection afforded by the safe harbor for forward-looking statements provided by the PSLRA.

Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from the results contained in the forward-looking statements. Risks and uncertainties that may cause actual results to vary materially, some of which are described within the forward-looking statements include, among others:

•	Significant stock market fluctuations, dilution of our equity as well as restrictions on the payment of our common stock dividends that may adversely affect the price of our common stock;

•
Deterioration in general economic and business conditions that may affect account values, investment results, guaranteed benefit liabilities, premium levels, claims experience and the level of pension benefit costs, funding and investment results;

•
Economic declines and credit market illiquidity could cause us to realize additional impairments on investments and certain intangible assets, including goodwill and a valuation allowance against deferred tax assets, which may reduce future earnings and/or affect our financial condition and ability to raise additional capital or refinance existing debt as it matures;

•	Uncertainty about the impact of existing or new stimulus legislation on the economy;

•
The risk that our actual sources and uses of capital in a stress scenario may vary materially and adversely from our modeled projected sources and uses of capital that we disclosed in connection with our planned repurchase of our Fixed Rate Cumulative Perpetual Preferred Stock, Series B, or the "Series B preferred stock," whether as a result of one or more assumptions proving to be materially inaccurate or as a result of our exposure to other risks during stressed economic conditions that were not taken into account in preparing such modeled projections;

•
The cost and other consequences of our participation in the U.S. Department of the Treasury’s, or the "U.S. Treasury," Troubled Asset Relief Program, or "TARP," Capital Purchase Program, or "CPP,"  certain requirements of which may continue to apply to us so long as the warrant originally issued to the U.S. Treasury remains outstanding;

•
Legislative, regulatory or tax changes, both domestic and foreign, that affect the cost of, or demand for, our subsidiaries’ products, the required amount of reserves and/or surplus, or otherwise affect our ability to conduct business, including changes to statutory reserves and/or risk-based capital, or "RBC," requirements related to secondary guarantees under universal life and variable annuity products such as Actuarial Guideline 43, or "AG43" (also known as Commissioners Annuity Reserve Valuation Method for Variable Annuities or "VACARVM"); restrictions on revenue sharing and 12b-1 payments; and the potential for U.S. Federal tax reform;

•
The initiation of legal or regulatory proceedings against us, and the outcome of any legal or regulatory proceedings, such as:  adverse actions related to present or past business practices common in businesses in which we compete; adverse decisions in significant actions including, but not limited to, actions brought by federal and state authorities and extra-contractual and class action damage cases; new decisions that result in changes in law; and unexpected trial court rulings;

•	Changes in interest rates causing a reduction of investment income, the margins of our subsidiaries’ fixed annuity and life insurance businesses and demand for their products;

•
A decline in the equity markets causing a reduction in the sales of our subsidiaries’ products, a reduction of asset-based fees that our subsidiaries charge on various investment and insurance products, an acceleration of amortization of deferred acquisition costs, or "DAC," value of business acquired, or "VOBA," deferred sales inducements, or "DSI," and deferred front end sales loads, or "DFEL," and an increase in liabilities related to guaranteed benefit features of our subsidiaries’ variable annuity products;

•	Ineffectiveness of our various hedging strategies used to offset the impact of changes in the value of liabilities due to changes in the level and volatility of the equity markets and interest rates;

•
A deviation in actual experience regarding future persistency, mortality, morbidity, interest rates or equity market returns from the assumptions used in pricing our subsidiaries’ products, in establishing related insurance reserves and in elevated impairments on investments and amortization of intangible assets that may cause an increase in reserves and/or a reduction in assets, resulting in a corresponding decrease in net income;

•	Changes in accounting principles generally accepted in the United States, or "GAAP," that may result in unanticipated changes to our net income;

•
Lowering of one or more of our debt ratings issued by nationally recognized statistical rating organizations and the adverse impact such action may have on our ability to raise capital and on our liquidity and financial condition;

•
Lowering of one or more of the insurer financial strength ratings of our insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability of our insurance subsidiaries and liquidity;

•	Significant credit, accounting, fraud or corporate governance issues that may adversely affect the value of certain investments in our portfolios requiring that we realize losses on such investments;

•
The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including our ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	The adequacy and collectibility of reinsurance that we have purchased;

•	Acts of terrorism, a pandemic, war or other man-made and natural catastrophes that may adversely affect our businesses and the cost and availability of reinsurance;

•
Competitive conditions, including pricing pressures, new product offerings and the emergence of new competitors, that may affect the level of premiums and fees that our subsidiaries can charge for their products;

•
The unknown impact on our subsidiaries’ businesses resulting from changes in the demographics of their client base, as aging baby-boomers move from the asset-accumulation stage to the asset-distribution stage of life; and

•	Loss of key management, financial planners or wholesalers.

The risks included here are not exhaustive. Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC include additional factors which could impact our business and financial performance. Moreover, we operate in a rapidly changing and competitive environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors.

Further, it is not possible to assess the impact of all risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. In addition, Lincoln disclaims any obligation to update any forward-looking statements to reflect events or circumstances that occur after the date of this release.